SAMEX MINING CORP. Suite 900 – 900 Howe Street, Vancouver, BC V6Z 2M4 CANADA	TEL: 713 956-5200 FAX: 713 513-5322 EMAIL: 2samex@samex.com	WEB: www.samex.com TRADING SYMBOLS: SXG - TSX Venture Exch SMXMF - OTCQB

 NEWS RELEASE – No. 8-13 September 25, 2013

SAMEX Corporate Update

SAMEX Mining Corp. (TSX-V: SXG) (“SAMEX” or the “Company”) As reported by the Company in News Release No. 7-13 dated August 21, 2013, the Company consulted with several geological advisors and determined that the most recently received drill assays from the Company’s El Gringo project did not improve from the results announced on May 30, 2013. Irrespective of these efforts, the Company no longer had the capacity to continue independent exploration at its El Gringo Project and management made the decision to halt exploration and explore strategic alternatives.

Despite management’s efforts, to date, the Company has not been able to identify a suitable strategic alternative. Present Company operations will immediately cease, and the board and senior management have announced their intentions to resign. For the time being, SAMEX continues to be a reporting issuer and remains in good corporate standing under the BC Business Corporations Act, and has no material debts or liabilities at the parent level. It remains open to the shareholders or any other interested party, in consultation with their own professional advisers, to take the steps necessary to assume control of SAMEX.

RESIGNING DIRECTORS AND INTERIM OFFICERS
Name	Office
Sasan Sadeghpour	Director, Interim Chief Executive Officer
Larry McLean	Interim Chief Financial Officer
Brenda McLean	Interim Corporate Secretary
James Pappas	Director
Travis Cocke	Director
Patrick Cahill	Director

“I want to thank the other directors and interim management for their time and effort during these past several months, as well as the numerous industry experts who advised us along the way. We recruited a geological team with vastly more South American experience than the prior one, as well as a successful history of leading and participating in multiple resource discoveries. Furthermore, we significantly slashed overall executive pay and abolished executive bonus payout policies practiced by the prior team in order to allocate as much of the remaining cash possible towards drilling. As the largest controlling shareholder on record, I am confident that we did our best to maximize the odds of making an ore discovery for the Company,” concludes Sasan Sadeghpour.

Contact:

Sasan Sadeghpour

(713) 956-5200, extension 102

2samex@samex .com

www.samex.com

This News Release includes certain "forward looking statements" within the meaning of Canadian securities laws. Without limitation, statements regarding future prospects of the Company, and future plans and objectives of the Company are forward-looking statements that involve various risks, and include the statements above regarding the Company’s lack of resources to carry on and the cessation of the Company’s business. Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration and grade of ore mined; risks associated with development, construction and mining operations; the uncertainty of future profitability, uncertainty of access to additional capital and general economic, market or business conditions. Except as may be required by law, SAMEX undertakes no obligation to revise or update any forward-looking information as a result of new information, future events, or otherwise after the date hereof.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.